U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                                FORM 10-SB/A1

                   Registration Statement on Form 10-SB


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                          NORTHPORT INDUSTRIES, INC.
                          --------------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                                    93-0947269
           ------                                   ----------
(State or other jurisdiction of                (I.R.S. incorporation or
        organization)                              Employer I.D. No.)

                         Spur 239 & Alderete Road
                          Del Rio, Texas 78840

                             P. O. Box 1428
                          Del Rio, Texas 78841
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (830) 775-0734

 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -------------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.

                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements*
--------------------

     Audited Financial Statements for the year ended December 31, 1998 and
     1997
     ----

     Independent Auditors' Report

     Consolidated Balance Sheets

     Consolidated Statements of Operations

     Consolidated Statements of Stockholders' Equity

     Consolidated Statements of Cash Flows

     Notes to the Consolidated Financial Statements

                        INDEPENDENT AUDITORS REPORT


To the Board of Directors
   Northport Industries, Inc.
   (formerly Versatech Manufacturing, Inc.,
   Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
   Del Rio, Texas

We have audited the accompanying consolidated balance sheet of Northport Industries, Inc. and subsidiary as of December 31, 1998, and the related consolidated statements of income, stockholders equity and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northport Industries, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the periods then ended in conformity with generally accepted accounting principles.

Malone & Bailey, PLLC

Houston, Texas
March 19, 1999

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                        CONSOLIDATED BALANCE SHEET
                             December 31, 1998

               ASSETS
Current Assets
  Cash                                                $   12,038
  Accounts receivable                                    216,254
  Inventory                                              337,799
  Prepaid expenses                                         7,527
     Total Current Assets                                573,618
Property and Equipment, net of $106,730
  and $41,427 accumulated depreciation                   637,965

Patent, net of $20,578 accumulated amortization          308,669
Deposits                                                  48,664
     TOTAL ASSETS                                     $1,568,915


     LIABILITIES AND STOCKHOLDERS  EQUITY
Current Liabilities
  Current portion of installment debt                 $   16,054
  Bank credit line payable                                68,096
  Accounts payable                                       339,778
  Accrued expenses                                        57,642
  Income taxes payable                                     4,751
     Total Current Liabilities                           486,321
Long-Term Debt
  Due to related parties                                  61,999
  Installment debt                                        27,243
     Total Liabilities                                   575,563

Redeemable common stock                                  181,513

Stockholders  Equity
  Redeemable preferred stock, $.25 par value,
    12,500,000 shares authorized, 405,921 shares
    issued and outstanding                                 1,542
  Common stock, $.001 par value, 25,000,000
    shares authorized, 5,194,169 and 5,000,000
    shares issued and outstanding, respectively            5,194
  Paid in capital                                      1,539,199
  Retained <deficit>                                   ( 734,096)
     Total Stockholders  Equity                          811,839

     TOTAL LIABILITIES & STOCKHOLDERS  EQUITY         $1,568,915

              See accompanying summary of accounting policies
                    and notes to financial statements.

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                      CONSOLIDATED INCOME STATEMENTS
                  Years Ended December 31, 1998 and 1997

                                            1998         1997
Revenues, net of returns and allowances
  of $0 and $120,000, respectively       $3,766,930   $1,740,902

Cost of sales                             2,954,604    2,151,379

     Gross Margin (Deficit)                 812,325   (  410,477)

Operating Expenses
   Selling                                   80,387       32,030
   General and administrative               580,983      281,131
   Patent amortization                       20,578
   Interest                                  34,656       62,522
   Bad debts (recovery)                   (  11,225)      50,130

                                            705,379      425,813

Net income before income taxes              106,946      106,946

Income taxes                              (   4,752)


     Net income (loss)                   $  102,194   $( 836,290)


Net income (loss) per common share            $ .02       $(0.28)

Weighted average common shares
     outstanding                          5,078,347    3,038,356

                       NORTHPORT INDUSTRIES, INC.
              (Formerly Versatech Manufacturing, Inc.
       Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
             CONSOLIDATED STATEMENTS OF STOCKHOLDERS  EQUITY
                     Year Ended December 31, 1997
                   Preferred Stock  Common Stock    Paid In Accumulated
                    Shares  Amount Shares Amount   Capital  (Deficit) Totals
                           -  -   No activity prior to January 1, 1997   -  -
Stock issued
for Initial
   Contributions
   - Cash                              100  $ 100 $    900           $  1,000
Conversion to equity
  of additional
  amounts payable to
  original
  stockholders
     - Cash                                        407,137            407,137
     - Equipment                                   370,699            370,699
     - Accrued loan
       interest                                     56,606             56,606
Reverse merger with
EPI:
  Existing EPI stock 5,921$1,542    50,000     50   (1,592)
  Additional capital
  contributions by
    EPI shareholders
      - Cash                       350,000    350   49,650             50,000
     - Services                  1,600,000  1,600  158,400            160,000
  Exchange of $1
  par Company
    stock for $.001
    par EPI stock
     - reversal of
       $1 par                         (100)  (100)     100
     - issuance
       of $.001 par              3,000,000  3,000   (3,000)
  Less:  costs of
issuance                                          (160,000)          (160,000)
Contribution of
services by officer                                 74,400             74,400
Imputed interest
on stockholder
  cash advances                                      5,464              5,464
Net deficit                                                $(836,290)(836,290)

Balances,
December 31, 1997   5,921 $1,542 5,000,000 $5,000 $958,764 $(836,290)$129,016

Stock contributed
by Fairfax                        (900,000) ( 900)     900
Conversion of
 note payable to
 stock                             900,000    900   89,100             90,000

Patent purchase                     80,400     80  164,543            164,623

Acquisition of
GTI shares        400,000    -     193,767    194  402,839            403,033
Sale of GTI
shares for Company
stock                             (367,500) ( 368)(402,665)          (403,033)

Acquisition of
Gecamex assets                                     186,305            186,305

Stock sold for
cash                                51,750     52   78,448             78,500

J. B. Marc
settlement                         235,752    236   60,964             61,200

Net income                                                 $ 106,946  256,946

Balances, December
31, 1998          405,921 $1,542 5,194,169 $5,194$1,489,198$(679,344)$816,590

              See accompanying summary of accounting policies
                     and notes to financial statements.
              See accompanying summary of accounting policies
                    and notes to financial statements.

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998 and 1997
                                            1998         1997
Cash Flows Used By Operating Activities
  Net income (loss)                       $ 102,194   $( 836,290)
  Adjustments to reconcile net income
    to net cash provided by operating
    activities:
    Depreciation                             65,303       41,427
    Patent amortization                      20,578
    Redeemable shares accretion              16,889
     Expenses offset by contribution to equity
       Stockholder salary                                 74,400
       Stockholder loan interest                          62,070
       Stockholder services                               15,583
     Changes in net assets and liabilities
       Accounts receivable                 (421,629)   ( 248,929)
       Inventory                           ( 58,333)   ( 249,466)
       Prepaid expenses                       4,818    (  12,345)
       Accounts payable                     119,074      220,705
       Accrued expenses                      31,003       38,639
       Income taxes payable                   4,752
Net Cash Used By Operating Activities      (115,351)   ( 894,205)

Cash Flows Used By Investing Activities
  Purchases of property and equipment      ( 76,745)   ( 115,474)
  Deposits made                            ( 48,664)
Net Cash Used By Investing Activities      (125,409)   ( 115,474)

Cash Flows From Financing Activities
  Sale of common stock                      139,700        1,000
  Collections of stock subscriptions         20,000
  Advances (net) on bank credit line         68,096
  Proceeds from advances by stockholders      6,239      984,144
  Proceeds from new installment debt                      59,597
  Payments of installment debt             ( 15,033)   (   1,266)
Net Cash From Financing Activities          219,002    1,043,475
     Net increase (decrease) in cash       ( 21,758)      33,796
Cash Balance
     - at beginning of year                  33,796            0

     - at end of year                     $  12,038    $  33,796

              See accompanying summary of accounting policies
                    and notes to financial statements.

                        NORTHPORT INDUSTRIES, INC.
                 (Formerly Versatech Manufacturing, Inc.,
          Hawk Systems, Inc., and Environmental Pyrogenics, Inc.)
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business. Northport Industries, Inc. (the Company ) originally incorporated itself in Texas as Hawk Systems, Inc. on December 27, 1996. The Company renamed itself Versatech Manufacturing, Inc. ( VMI ) in June, 1997.
On December 24, 1997, the Company entered into a reorganization with an inactive 1933 Act public shell, Environmental Pyrogenics, Inc. ( EPI ), a Nevada corporation, in a transaction accounted for as a reverse merger using the purchase method of accounting. This transaction was accomplished by exchanging all 100 outstanding shares (100%) of VMI for 3,000,000 shares (60%) of EPI. As part of the merger Agreement, the Company renamed itself Northport Industries, Inc. See Note 3.

The Company is the result of the evolution of a joint venture between a wholly-owned subsidiary [Gecamex Industries, Inc. ( Gecamex )] of the Canadian public company Versatech Industries, Inc. ( Versatech - Canada ), and Fairfax Industries, Inc. ( Fairfax ), a Michigan corporation. The Company currently operates a 20,000 square foot warehouse in Del Rio, Texas and a 40,000 square foot maquiladora production plant in Acuna, Mexico, across the border from Del Rio. The Company machine-sews golf bags, leather auto replacement parts and child safety seats.

Beginning January 1999, the Company leased a 50,000 square foot plant in Allende, Mexico - about 50 miles south of Acuna.

Principles of consolidation. The financial statements include the accounts of the Company and its wholly-owned subsidiaries, Versatech Manufacturing, Inc., a (which was renamed VMI, Inc. in June 1998) and Gecamex S.A. de C.V., a Mexican corporation. Significant intercompany transactions and balances have been eliminated. The Company subcontracts all Mexican plant operations to a nominee owner, Industrias Loving S.A. de C.V., in Mexico, through which the Company substantially directs all such operations. All such costs are paid weekly and included as manufacturing costs of the Company.

Estimates and assumptions. Preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses at the balance sheet date and for the period then ended. Actual results could differ from these estimates.

Foreign currencies.  All Mexican costs and expenses are paid as incurred in U.
S. dollars translated at the then-prevailing exchange rate. No assets or liabilities exist at balance sheet date that are denominated in any foreign currency. No funds are held in foreign currencies and no currency trading gains or losses are recorded during the year.

Revenue recognition. Revenue is recognized when products are shipped. Bad debts are written off as identified.

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities three months or less.

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. A summary of inventory is as follows:

     Finished goods - golf bags                     $ 78,251
     Raw materials
       - golf bags                       131,662
       - baby seats                       22,004
       - stitched leather auto parts     105,862     259,528

                                                    $337,779

Property and equipment are recorded at cost. Assets acquired from either of the two original shareholders are recorded at their original cost. Depreciation for financial reporting purposes is determined on a straight-line basis with the following estimated useful lives, by class:

     Production / warehouse equipment     10 years  $642,252
     Vehicles                              5          60,940
     Office furniture / equipment          3 - 10     41,503

                                                    $744,695

Income taxes. Mexican income taxes are reported by the nominee Mexican entity on nominal earnings and are reimbursed by the Company. Such amounts are considered immaterial and are included as a cost of goods sold. U. S. Income taxes are filed on a consolidated basis, and there are no significant deferrals. See Note 7 for a discussion of the Section 382 limitation.

Preferred stock has two classes.   Regular  preferred stock has a liquidation
preference of $39.44 per share, a cumulative dividend of 5%, and is convertible by its holders at a rate of $1 per preferred share into common
stock at current market price.   Series A  preferred has a liquidation
preference of $1 per share, and all other features of the regular preferred stock. Either preferred stock may be callable by the Company by payment of Redemption Value ($151.45 per share) for regular preferred stock, or $1 per share for the Series A preferred stock.

Earnings per share are computed on the basis of the weighted average number of common shares outstanding, in accordance with FASB Statement 128. One outstanding stock option existed at year-end, and was immaterial with respect to this calculation. There were no stock-based compensation arrangements.

Reclassifications have been made to the 1997 financial statements to conform to the categories used for 1998.

Cash flow statement disclosures include interest actually paid during 1998 and 1997 of $32957 and $452, respectively. Other non cash transactions include:

1998: Purchase of Joh license and patent for 80,400 shares of common stock, 80,400 shares of redeemable common stock, and 400,000 shares of preferred stock convertible to common after three years, valued collectively at $329,247
      Receipt of $180,777 in manufacturing equipment and 100% of the outstanding stock of the Mexican, Gecamex Industries S.A. de C.V. as a contribution of capital by the former shareholder Gecamex Industries, Inc. ( Gecamex ) (a Texas corporation), coupled with the collection of $454,305 in trade receivables from Gecamex in exchange for $458,833 in various debts owed, with the $4,528 balance included as a contribution of capital (Note 2).
1997: Contributions of $30,000 in inventory and $370,699 in
        fixed assets by Gecamex
      Exchange of services for stock by EPI consultants valued
        at $160,000
      Imputed officer salary of $74,400 and related party
        imputed loan interest of $5,464 contributed to capital
      Gecamex accrued interest contributed to capital of $56,606
      Accrued stockholder consulting services of $15,583.

NOTE 2 - GECAMEX RELATIONSHIP

The Company is the result of the evolution of a joint venture between Gecamex and its Mexican nominee Gecamex S.A. de C.V. ( Gecamex ) and Fairfax Industries, Inc. ( Fairfax ). Gecamex is a subsidiary of Versatech Marketing, Inc. of Canada. Gecamex was formed in 1991 to set up a maquiladora plant in Piedras Negras, Mexico in a joint venture with Century Products, Inc., who bought out Gecamex s share in 1996. This plant joint venture was managed by Robert Michelini, a founder and one of two principal shareholders of Fairfax. Mr. Michelini left in 1994 to pursue his Fairfax business exclusively. Gecamex then set up a second facility by buying Twin Plant International, Inc. ( Twin Plant ) in Acuna in 1994.

In 1992, Greg Hykes formed TTM, Inc. ( TTM ), a maquiladora plant in Acuna, which made toys and performed contract machine sewing.

Fairfax was formed in 1986 by Robert Michelini and Brad Osgood for the purpose of machine sewing auto parts and sporting goods, plastic injection molding, and making aerospace tools. Fairfax purchased Trim & Design, Inc. ( Trim & Design ), a Michigan corporation which was formerly a wholly-owned subsidiary of Versatech, in 1994. Trim & Design machine sewed marine seats and auto parts. Fairfax then purchased the assets and customer base of TTM in 1995 by assuming certain debts and issuing 20% of its outstanding stock to Mr. Hykes. Fairfax shut down both Trim & Design and TTM in late 1996.

On January 2, 1997, Fairfax entered into an agreement with Gecamex to form the Company, with $300,000 in fair value of sewing machines and related equipment sold by Fairfax to the Company in exchange for a note payable to Fairfax, and $300,000 in cash loaned by Gecamex. Fairfax received 1,470,000 shares for a 49% ownership interest and Gecamex received 1,530,000 shares, for a 51% ownership. During 1997, Gecamex decided to reduce its ownership of its maquiladora operations. On December 15, 1997, Gecamex and Fairfax entered into a Stock Purchase and Settlement Agreement, whereby Gecamex (i) returned 1,162,500 shares to the Company, and (ii) contributed all monies advanced over the original $300,000 agreed-upon note balance, including $373,512 in cash, $26,392 in equipment, and $56,606 in accrued interest, to contributed capital. As consideration, Gecamex received debt totaling $400,000 and a 5% royalty on certain revenues. Gecamex and the Company each had the option to require the sale of

Gecamex s remaining 367,500 shares) to the Company anytime before December 31, 2002, based on a formula purchase price.

In early 1998, Gecamex shut its Twin Plant operation, and entered into negotiations with the Company to assume all of its sewing and plastic injection-molding operations.

On June 5, 1998 the Company entered into an agreement with an individual, Guenter Joh ( Joh ) whereby (i) the Company issued 80,800 shares of common stock, and another 80,800 common shares which are redeemable at $3 in June, 2000, in exchange for all North American rights to a U. S. patent for a proprietary automotive power train sealing process using a plastic and rubber compound, and (ii) the Company purchased Joh Rubber, Inc., whose sole asset was 289,203 shares of Gecamex Technologies, Inc., ( GTI ) for 193,767 shares of Company common stock. GTI is a subsidiary of Versatech and a portion of GTI s shares are publicly traded on a Canadian stock exchange. The power train sealing process rights are exclusive globally excepting Europe. The transaction was valued at $329,247.

On June 22, 1998 the Company liquidated its remaining relationship with Gecamex by trading assets and obligations which resulted in (i) Gecamex selling the remainder of its Mexican operation equipment to the Company for $180,777, (ii) Gecamex s parent Versatech - Canada returning its 367,500 shares of Company stock, (iii) Gecamex canceling $458,825 in debt owed by the Company, (iv) the Company canceling $454,305 in debt owed it by Versatech, (v) the Company turning over its 289,203 shares of GTI to Gecamex, and (vi) the Company transferring non-exclusive rights to the Joh power train sealing process to Gecamex. The transaction is valued at a net $186,305.

The Company inherited Gecamex s principal customer, Regal Plastics, Inc. in this transaction. 1998 sales to Regal both directly and through Versatech and Gecamex were $1,527,000, or 40.5% of total 1998 sales.

Stockholders equity was increased $350,929 and redeemable common stock by $164,623 by the above two transactions.

NOTE 3 - REORGANIZATION

On December 24, 1997, the Company entered into a reorganization with an inactive 1933 Act public shell, Environmental Pyrogenics, Inc. ( EPI ), in a transaction accounted for as a reverse merger using the purchase method of accounting. The Company exchanged all of its outstanding shares for 3,000,000 shares of EPI. EPI reduced its total outstanding shares from xxx to 2,000,000 shares by a reverse split of xx for 1. EPI then sold 350,000 shares to raise $350,000 cash. Of this amount, $300,000 was kept by the EPI promoters, $30,000 was transferred to the VMI bank account in December 1997 and $20,000 was collected and transferred in January 1998. EPI thus contributed cash of $30,000 and stock subscriptions receivable of $20,000 in the reorganization. The shares were valued at about $.105 per share, and the net value of the services performed was recorded at $160,000, as a reduction of stockholders equity. In connection with this reorganization, EPI renamed itself Northport Industries, Inc. Versatech Manufacturing, Inc. remains a wholly-owned subsidiary, although it also renamed itself as VMI, Inc. in connection with the formal withdrawal from Mexico of its former parent, Gecamex (see Note 2).

A summary consolidating balance sheet (as restated per Note 4) as of December 31, 1997 follows:

                                                                    Northport
                                  VMI         EPI       Adjust.      Consol.
Cash                          $    3,796               $30,000 (2) $   33,796
Stock subscriptions receivable                          20,000 (2)     20,000
Other assets                     985,486                              985,486
      TOTAL ASSETS            $  989,282   $        0              $1,039,282

Liabilities                   $1,010,266            -              $1,010,266
Stockholders  equity
  Common stock, $1 par,
  1,000,000 shares authorized,
    100 issued and outstanding       100                (  100)(1)
  Preferred stock, $.25 par
    value, 12,500,000 shares
    authorized, 5,921 shares
    issued and outstanding                    233,542 (232,000)(1)      1,542

  Common stock, $.001 par value,
    25,000 shares authorized,
    7,888,334 shares issued and
    outstanding                                 7,888 (  7,888)(1)
  Common stock, $.001 par value,
    25,000,000 shares authorized,
    5,000,000 shares issued and
    outstanding                                          4,650 (1)
                                                           350 (2)      5,000
  Paid in capital                915,206     (131,144) 125,052 (1)
                                                        49,650 (2)    958,764
  Retained (deficit)          (  936,290)    (110,286) 109,936 (1)   (936,290)
Total Stockholders  Equity    (   20,984)           0                  27,474
TOTAL LIABILITIES & EQUITY    $  989,282    $       0              $1,039,282

(1) Reorganization achieved by exchanging all the outstanding stock of VMI for 3,000,000 shares of EPI, after EPI reduced its total outstanding shares to 2,000,000. A summary of EPI shares issued and outstanding after the 157.71:1 reverse split and immediately prior to issuing shares to VMI shareholders is as follows:

                 Original EPI shareholders                    50,000
                 Issued for services in conjunction
                   with the reorganization                 1,600,000
                 Issued for cash at $1 per share             350,000
                                                           2,000,000

(2) $30,000 cash and $20,000 subscriptions receivable contributed by EPI in the reorganization.

NOTE 4 - BANK CREDIT LINE

The Company secured a revolving credit line from Del Rio National Bank on October 27, 1998. This line bears interest at prime + 3%, matures April 25, 1999, and allows the Company to borrow up to 100% of major customer accounts receivable less than 60 days old. The Company is in discussions to expand this credit line availability.

NOTE 5 - INSTALLMENT DEBT

A summary as of December 31, 1998 is as follows:

  Two notes payable to GMAC, payable in 24
      remaining equal monthly installments of $1,056,
      including interest at 9.6% APR, collateralized
      by two 1997 Chevrolet vans                        $ 31,490

  Note payable to Clark Credit, payable in 21
      remaining equal monthly installments of $573,
      including interest at 10.4% APR, collateralized
      by a forklift                                       11,807

      Less:  amounts due in 1999                         (16,054)

        Net long-term portion due                       $ 27,243

All long-term debt is due in 2000.

NOTE 6 - RELATED PARTY DEBT

Related party debt consists of advances of $33,528 to Fairfax and $28,471 to Robert Michelini.

NOTE 7 - FEDERAL INCOME TAXES

Under Internal Revenue Code Section 382, losses are limited whenever Company ownership changes more than 50% within any 36-month period. The Company experienced a 63% ownership change as of February 1998 and therefore 1997 losses of $836,290 offset by 1998 profits through February of $55,804 allow prior operating losses to offset 1998 income by $80,270 and $29,183 per year for 1999 - 2018. The maximum Net Operating Loss available in these future years is $639,464.

NOTE 8 - REDEEMABLE COMMON SHARES

In connection with its purchase of the Joh patent in June 1998, the Company issued 80,800 shares of common stock, redeemable at $3 per share in June 2000. The Company has applied a risk-adjusted discount factor of 20.5% to record these shares in June 1998 for $164,623. This component was recorded as a liability since redemption is beyond Company control. 1998 interest of $16,889 was recorded as accretion of this obligation.

NOTE 9 - J. B. MARC & ASSOCIATES, INC.

In 1998, the Company hired an investment banker, J. B. Marc & Associates, Inc. ( J. B. Marc ), to sell its common stock. Through a stock offering exempt from registration under Rule 504, J. B. Marc sold shares for $61,200. A dispute arose regarding performance and compensation and the contract was canceled. Total consideration paid to J. B. Marc, including stock distributed to the buyers for this effort was 235,752 shares.

Additional common stock sold directly by the Company was 51,750 shares for $78,500.

NOTE 10 - OPERATING LEASES

The Company currently leases its Del Rio warehouse under a month-to-month arrangement for $1,650 per month. Its three Mexican facilities are leased through its Mexican nominee company for $12,540 per month, expiring in 1999. The new Allende facility was leased beginning January 1999 for a 14-month term at $11,277 per month which includes a 15% VAT. Minimum lease payments due are $265,064 in 1999 and $22,554 in 2000.

NOTE 11 - CONTINGENCIES

In addition to Mexican federal payroll taxes, Mexican law requires termination pay for employees who are laid off. Such payment is based on a formula including pay rate and years of service. Consistent with the practice of other maquiladora plants, the Company has not set up a reserve for such payments, contending they are unlikely to ever be due. If an employee quits, he or she is not entitled to any such termination pay. The Company estimates its maximum theoretical exposure to such a liability, as if all employees had been laid off on December 31, 1998, of $150,000.

Many debts of TTM (see Note 2), incurred before its assets were purchased by a predecessor of the Company on February 3, 1995, remain unpaid due to the insolvency of TTM. While the Company claims priority creditor status due to its filing of a lien in Texas for unpaid debts due by TTM to the Company, some of these debts are from Mexico where Texas law regarding priority status of secured creditors may not apply. In 1998, the Company wrote off its $30,000 reserve for claims set up in 1997, because no significant claims ever occurred.

NOTE 12 - MAJOR CUSTOMERS AND VENDORS

Major customers during 1998 were:

  Evenflo / Gerry Baby Products   $2,087,819      or 55.4% of sales
  Regal / Versatech               1,527,393          40.5

The Company transferred $1,737,840 to the Mexican corporation during 1998 to pay for Mexican plant rent, salaries and other overhead. There were no other vendors that accounted for 10% or more separately of the Company s cost of goods sold.

                                 PART III

Item 1.  Index to Exhibits.
---------------------------

          The following exhibits are filed as a part of this Registration
Statement:


Exhibit
Number      Description*
------      ------------
27        Financial Data Schedule

                              SIGNATURES

          In accordance with Section 12 of the Securities
Exchange Act of 1934, the Registrant has caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NORTHPORT INDUSTRIES, INC.


Date: 5/7/99                             By:/s/Robert L. Michelini
                                             ------------------------
                                             Robert L. Michelini, Director
                                             and President

Date: 5/7/99                             By:/s/Matt Baumgartner
                                             ------------------------
                                             Matt Baumgartner, Director
                                             Secretary

Date: 5/7/99                             By:/s/Len Baker
                                             ---------------------------
                                             Len Baker, Treasurer, Assistant
                                             Secretary, Vice President and
                                             Director

Date: 5/7/99                             By:/s/Fernando Gonzales Garza
                                             ---------------------------
                                             Fernando Gonzales Garza
                                             Director

Date: 5/7/99                             By:/s/Bradley D. Osgood
                                             ---------------------------
                                             Bradley D. Osgood, Director
